

February 8, 2021

Christopher D. Bohn
Senior Vice President and Chief Financial Officer
CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, IL 60015

> **Re: CF Industries Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 24, 2020**
> **File No. 001-32597**

Dear Mr. Bohn:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Douglas C. Barnard